Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

VIA EDGAR	December 5, 2016

Re:	PJT Partners Inc. Registration Statement on Form S-3 Filed November 1, 2016 File No. 333-214368

William H. Dorton, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dorton:

On behalf of PJT Partners Inc. (“PJT Partners”), we are providing the following responses to your comment letter, dated November 28, 2016, regarding the above-referenced Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by PJT Partners. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in the Registration Statement.

General

1.

Please note that your Annual Report on Form 10-K filed February 29, 2016 is currently under review by the staff. As such, please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until that review is complete and any comments are resolved.

PJT Partners acknowledges the Staff’s comment and advises the Staff that it will file a pre-effective amendment to the Registration Statement, revised as described in response to the Staff’s comment 3 below, following the completion of the Staff’s review of its Annual Report on Form 10-K filed February 29, 2016.

Use of Proceeds, page 3

2.

We note that you plan to use the net proceeds from this offering to purchase newly-issued Holdings Units of PJT Partners Holdings LP and that PJT Partners Holdings LP will, in turn, use those proceeds in part for the acquisition of outstanding Holdings Units from the holders thereof in connection with the cash settlement of quarterly exchanges pursuant to your exchange agreement or otherwise. Please confirm whether these units are the same units that you described as Partnership Units in the Information Statement filed in connection with the Form 10 that was declared effective on September 9, 2015 and your Annual Report on Form 10-K filed on February 29, 2016.

PJT Partners confirms that the Holdings Units referenced in the Registration Statement are the same units described as Partnership Units in PJT Partners’ Information Statement filed in connection with the Form 10 that was declared effective on September 9, 2015 and PJT Partners’

Securities and Exchange Commission	2	December 5, 2016

Annual Report on Form 10-K filed on February 29, 2016.

3.

With respect to the Holdings Units that you plan to purchase from PJT Partners Holdings LP, please expand your disclosure to indicate whether you plan to terminate those units, hold them on your balance sheet, distribute them, or some combination thereof. In the case that you plan to distribute any of the Holdings Units, please discuss the likely recipients of the units and whether management has any immediate plans to make a distribution of the units.

PJT Partners advises the Staff that it intends to hold the Holdings Units it plans to purchase from PJT Partners Holdings LP. PJT Partners will revise the disclosure contained in the first paragraph under the caption “Use of Proceeds” as set forth below to clarify the foregoing in a subsequent pre-effective amendment to the Registration Statement.

“Except as otherwise described in any applicable prospectus supplement, PJT Partners Inc. ~~we~~ expects to use the net proceeds from the issuance and sale of the shares of the Class A common stock covered by this prospectus to purchase an equivalent number of newly-issued Holdings Units of PJT Partners Holdings LP, which units PJT Partners Inc. intends to hold.”

Exhibit 5.1 – Opinion of Simpson Thacher & Bartlett LLP regarding the legality of the securities being registered

4.	Please have counsel revise its opinion to opine on the legality of the securities underlying the Rights. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

PJT Partners respectfully advises the Staff that it is not registering the offer and sale of shares of Series A Junior Participating Preferred Stock that may only be purchased if and when the preferred stock purchase rights become exercisable. See Registration of Rights Issuable Pursuant to Stockholder Rights Plans, SEC No-Action Letter, [1987 Transfer Binder] Fed. Sec. L. Rep. ¶ 78,441 (Jan. 7, 1987).

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Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Christian Windsor, Esq.

PJT Partners Inc.
James W. Cuminale
Salvatore Rappa